SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Applied Blockchain, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

038169 207
(CUSIP Number)

Wesley Cummins
Applied Digital Corporation
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219
(214) 556-2465
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 038169 207	13D	Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wesley Cummins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,637,754
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 22,637,754
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,637,754
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14.		TYPE OF REPORTING PERSON IN

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CUSIP No. 038169 207	13D	Page 3 of 5 Pages

EXPLANATORY NOTE

This Schedule 13D/A (the “Amendment No. 1”) amends the Schedule 13D filed on April 21, 2022 (the “Original Schedule 13D” and as amended by this Amendment No. 1, the “Schedule 13D”), on behalf of the Reporting Person named in Item 2(a) thereof, as amended. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the meanings attributed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

    On May 17 – 31, 2022, B. Riley Asset Management, LLC (“BRAM”), of which the Reporting Person is President, purchased an aggregate of 770,686 shares on the open market. The aggregate purchase price of the purchases was approximately $2,433,443, paid from working capital of BRAM. As of the close of business on May 31, 2022, the Reporting Person beneficially owned 21,982,754 shares of Common Stock, which was then equal to 22.5% of the outstanding shares of Common Stock.

    On August 30-31, BRAM acquired an aggregate of 100,000 shares on the open market. The aggregate purchase price of the purchases was approximately $215,000, paid from working capital of BRAM. As of the close of business on August 31, 2022, the Reporting Person beneficially owned 22,082,754 shares of Common Stock, which was then equal to 23.8% of the outstanding shares of Common Stock.

    On October 24 – November 30, 2022, BRAM acquired an aggregate of 555,000 shares on the open market. The aggregate purchase price of the purchases was approximately $1,207,750, paid from working capital of BRAM. As of the close of business on November 30, 2022, the Reporting Person beneficially owned 22,637,754 shares of Common Stock, which was then equal to 24.0% of the outstanding shares of Common Stock.

In addition, the Reporting Person received a grant of 500,000 restricted stock units (“RSUs”) on August 5, 2022. Such RSUs, one-sixth (1/6) of which will vest on February 5 and August 5 of each of 2023, 2024 and 2025, are not included in the Reporting Person’s beneficial ownership as of the date hereof.

Item 5. Interest in Securities of the Issuer.

    (a)-(b)    As of the date hereof and as more fully described in Item 3 above, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 22,637,754 shares over all of which securities he has sole voting and dispositive power including: (i) 17,590,238 shares held by Cummins Family Ltd, of which the Reporting Person is the chief executive officer, (ii) 1,425,686 shares held by B. Riley Asset Management, LLC, of which the Reporting Person is the President, and (iii) 3,621,830 shares held directly by the Reporting Person, which amount includes 742,166 shares of common stock held by the Reporting Person’s individual retirement account and 125,000 restricted shares of which 62,500 will vest on each of January 1, 2023 and April 1, 2023.

    The 22,637,754 shares of Common Stock beneficially owned by the Reporting Person represent 24.0% of the issued and outstanding shares of Common Stock based on 92,835,974 shares of Common Stock outstanding as of November 30, 2022 as provided by the Issuer.

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CUSIP No. 038169 207	13D	Page 4 of 5 Pages

(c)    Except for the open market purchases by B. Riley Asset Management, LLC set forth below, there have been no transactions in the securities of the Issuer by the Reporting Person during the past sixty days:

Date	Security	Number of Shares Purchased	Weighted Average Price per Share
10/24/22	Common Stock	20,000	$2.04(1)
10/25/22	Common Stock	20,000	$2.21(2)
10/26/22	Common Stock	20,000	$2.23(3)
10/27/22	Common Stock	20,000	$2.22(4)
10/28/22	Common Stock	20,000	$2.22(5)
10/31/22	Common Stock	20,000	2.24(6)
11/7/22	Common Stock	30,000	$2.52(7)
11/8/22	Common Stock	50,000	$2.42(8)
11/9/22	Common Stock	30,000	$2.14(9)
11/10/22	Common Stock	50,000	$2.10(10)
11/11/22	Common Stock	40,000	$2.23(11)
11/23/22	Common Stock	50,000	$2.23(12)
11/25/22	Common Stock	50,000	$2.24(13)
11/28/22	Common Stock	30,000	$1.98(14)
11/29/22	Common Stock	30,000	$2.02(15)
11/30/22	Common Stock	75,000	$1.95(16)
(1)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $1.94 to $2.08.
(2)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.17 to $2.25.
(3)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.16 to $2.33.
(4)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.21 to $2.24.
(5)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.21 to $2.23.
(6)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.19 to $2.25.
(7)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.50 to $2.54.
(8)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.31 to $2.61.
(9)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $1.96 to $2.38.

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CUSIP No. 038169 207	13D	Page 5 of 5 Pages

(10)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.08 to $2.15.
(11)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.12 to $2.35.
(12)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.13 to $2.29.
(13)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $2.20 to $2.26.
(14)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $1.92 to $2.02.
(15)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $1.99 to $2.03.
(16)Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per share ranging from $1.85 to $1.98.

(d)    Not applicable.

(e)    Not applicable.

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CUSIP No. 038169 207	13D	Page 6 of 5 Pages

SIGNATURE

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 5, 2022
/s/ Wesley Cummins
Wesley Cummins

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